Delaware Investments Minnesota
Municipal Income Fund II, Inc.
N-SAR

Exhibit List


Exhibit		Reference

77.D	Policies with respect to
security investments.

At a meeting held on February 14 15, 2007, the Board of Directors of Delaware
Investments Minnesota Municipal Income
Fund II, Inc. made the following
clarifications to the Funds non fundamental investment policy:

The Fund will invest at least 80% of its net
assets in investment grade quality Minnesota
municipal bonds. The Fund may invest up to
20% of its net assets in municipal bonds that
are rated Ba/BB or lower or that are unrated
but judged to be of comparable quality by
the Funds investment adviser.    Investment
in municipal bonds of below investment
grade quality involves special risks as
compared with investment in higher grade municipal bonds. These risks include greater sensitivity to a general economic downturn, greater market price volatility and less secondary market trading. Securities rated below investment grade are commonly known as junk bonds. Such securities are regarded, on balance, as predominantly speculative with respect to the issuers ability to pay interest and repay principal owed.